Hydro One Limited

483 Bay Street South Tower, 8th Floor

Toronto, Ontario, Canada M5G 2P5

September 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hydro One Holdings Limited and Hydro One Limited Application for Withdrawal of Registration Statement on Form F-10 (File Nos. 333-225519 and 333-225519-01)

Ladies and Gentlemen:

Hydro One Holdings Limited, a corporation organized under the laws of the Province of Ontario (the “Corporation”), and Hydro One Limited, a corporation organized under the laws of the Province of Ontario (the “Guarantor”), hereby respectfully request that the Registration Statement on Form F-10, originally filed with the Securities and Exchange Commission (“Commission”) on June 8, 2018, File Nos. 333-225519 and 333-225519-01, together with all exhibits thereto (the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors.

The Registration Statement was originally filed with the Commission in connection with proposed offerings of the Corporation’s debt securities and the related guarantees by the Guarantor from time to time. The Corporation and the Guarantor request that the Registration Statement be withdrawn because the Corporation has determined not to proceed with any registered offering at this time. The Registration Statement has not been declared effective as of the date hereof and accordingly no securities have been issued thereunder.

We would appreciate if you would please provide Rob Lando of Osler, Hoskin & Harcourt LLP, the Corporation’s and the Guarantor’s counsel, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our counsel’s email address is rlando@osler.com.

Should you have any questions regarding this matter, please contact Rob Lando at (212) 991-2504.

Thank you for your assistance.

Very truly yours,

HYDRO ONE HOLDINGS LIMITED

By:	/s/ James Scarlett
Name:	James Scarlett
Title:	Secretary and Director

HYDRO ONE LIMITED

By:	/s/ James Scarlett
Name:	James Scarlett
Title:	Executive Vice President and Chief Legal Officer